UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

SEC File Number 001-10593 CUSIP Number 451055 10 7

NOTIFICATION OF LATE FILING

(Check One):
| | Form 10-K |_| Form 20-F |_| Form 11-K |_X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended June 30, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION
Iconix Brand Group, Inc.
Full Name of Registrant
Former Name if Applicable 1450 Broadway
Address of Principal Executive Office (Street and Number)
New York, NY 10018
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to the unexpected unavailability, for a short period of time, of the system the registrant uses to file its periodic reports on EDGAR, the registrant could not file its quarterly report on Form 10-Q for the quarter ended June 30, 2006 on a timely basis. The system was unavailable commencing in the afternoon of the original due date of the Form 10-Q.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Warren Clamen	212	730-0030
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? | X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Iconix Brand Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 9, 2006	By:	/s/ Warren Clamen
Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTACHMENT TO PART IV OF
FORM 12b-25 OF
Iconix Brand Group, Inc.

With respect to its Form 10-Q for the fiscal
quarter ended June 30, 2006

As a result of increases in revenue generated from brands that the registrant previously owned and brands acquired by the registrant in the third quarter of 2005 and in the quarter ended June 30, 2006 (the “2006 quarter”) and certain increased expenses relating to the growth in revenue, acquisitions of brands and compensation expense relating to new employees, the results of operations for the three and six months ended June 30, 2006 as reflected in the registrant’s statements of operations to be included in the registrant’s Form 10-Q for the fiscal quarter ended June 30, 2006 will reflect: (i) an increase in revenue to $18,409,000 for the 2006 quarter and $31,678,000 for the six months ended June 30, 2006 compared to $4,287,000 for the three months ended June 30, 2005 (the “2005 quarter”) and $8,587,000 for the six months ended June 30, 2005; (ii) an increase in selling, general and administrative expenses to $6,817,000 for the 2006 quarter and $11,501,000 for the six months ended June 30, 2006 compared to $2,734,000 for the 2005 quarter and $5,308,000 for the six months ended June 30, 2005 and (iii) an increase in net income to $8,345,000 (or $0.19 per diluted share) for the 2006 quarter and $15,702,000 (or $0.37 per diluted share) for the six months ended June 30, 2006 compared to net income of $2,511,000 (or $0.08 per diluted share) for the 2005 quarter and net income of $3,298,000 (or $0.11 per diluted share) for the six months ended June 30, 2005.